Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Asia Pacific High Dividend Equity Income Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Asia Pacific High Dividend Equity Income Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	9,423,959.554	2,001,014.100	0.000	0.000	11,424,973.654
Patricia W. Chadwick	1	9,420,053.554	2,004,920.100	0.000	0.000	11,424,973.654
Sheryl K. Pressler	1	9,420,224.554	2,004,749.100	0.000	0.000	11,424,973.654
Christopher P. Sullivan	1	9,427,732.554	1,997,241.100	0.000	0.000	11,424,973.654

Proposal passed.